

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 13, 2008

By Facsimile and U.S. Mail

Mr. Warren McIntyre
Chief Financial Officer
Evolving Gold Corp.
725-666 Burrard Street
Vancouver BC, V6C 2X8

>   **Re: Evolving Gold Corp.**
>   **Form 20-F for the Fiscal Year Ended March 31, 2006**
>   **Filed November 1, 2006**
>   **Form 20-F for the Fiscal Year Ended March 31, 2007**
>   **Filed October 15, 2007**
>   **Response Letter Dated April 2, 2007**
>   **Response Letter Dated April 26, 2007**
>   **Response Letter Dated February 19, 2008**
>   **File No. 000-50953**

Dear Mr. McIntyre:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 19, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2006

Item 5B. Liquidity and Capital Resources, page 30

1.   We note your response to comment one of our letter dated May 16, 2007. Please contact us to discuss.

Form 20-F for the Fiscal Year Ended March 31, 2007

Critical Accounting Policies, page 33

2.   We note your disclosure that directs you to your most critical accounting policies. However we are not able to locate this disclosure.   Please clarify where you included this disclosure.

Exhibit 12.1 and Exhibit 12.2

3.   Please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminate the reference to the Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in Instruction 12 to Item 19 of Form 20F.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief